EXHIBIT 99.1

Auryn Commences Drilling at Homestake Ridge Gold Project and Provides Update on Drilling Progress at Committee Bay

VANCOUVER, British Columbia, Aug. 17, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce that drilling has commenced at its 100% owned Homestake Ridge project located in northwestern British Columbia. The program, which began on August 7th, 2018, consists of approximately 3,000 meters of core drilling to target gold mineralization along the high-grade South Reef deposit.

In the 2017 drill program, Auryn intercepted zones of high-grade gold mineralization at South Reef’s down plunge. These intercepts included 30 meters of 2.00 g/t Au (including 4m @ 6.03g/t Au & 2m @ 11.80 g/t Au) and 10 meters of 4.12 g/t Au (including 2m @ 18.01 g/t Au) (see Auryn’s press release dated December 12, 2017 for full results).

This year’s program aims to expand the known resource at South Reef by targeting the down plunge extension along the bottom of a graben, which defines the mineralized corridor (Figure 1).  The drill program will test 500 meters of strike extension along a one-kilometer gold-in-soils anomaly targeting multiple mineralized structures within the graben (Figure 2).

A Message from Michael Henrichsen, COO & Chief Geologist:

“The high-grade resource at the Homestake Ridge project has an exceptional opportunity for expansion along the South Reef mineralized corridor.  Geological modeling based on the 2017 drill campaign has identified a well-defined graben system that is open to the northwest and will be targeted with 6 – 8 drill holes.”

Committee Bay Update:

  A total of 7200 meters in the 10,000 meter program has been completed, including:
    3700 meters of diamond drilling to follow-up on the Aiviq discovery along a 1.2 kilometer strike length
    3500 meters of RAB drilling on high-resolution gold-in-till targets at Kalulik, Aarluk, Ridge, and Castle
  Completion of the program is expected August 25th
  Results are anticipated between mid-September and the end of October

A Message from Ivan Bebek, Executive Chairman & Director:

“The fourth quarter of 2018 will be exciting for Auryn shareholders as we are drilling two fully-funded opportunities for significant gold discoveries in Canada. We have also made great progress in Peru over the summer at our Sombrero project, where we recently identified several drill targets.  Updates can be expected in the coming weeks.

With respect to our recently announced funding, we appreciate the support from existing shareholders and welcome new shareholders. We plan to remain judicious with our treasury in these less-than-optimal market conditions.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Photos accompanying this announcement are available at
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